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02053339

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SEC FILE NUMBER
8- 50609

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

NOV 29 2002
D.C. 180 SECTION

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ferrelli Louis Anthony

dba, L.A. FERRELLI & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 PROSPECT AVENUE
(No. and Street)

REVERE	MA	02151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A. FERRELLI 781-286-8554
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBERFARB & SUSSMAN
(Name — *if individual, state last, first, middle name*)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, LOUIS A. FERRELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.A. FERRELLI & CO., as of SEPTEMBER 30, X92002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

OWNER

Title

Notary Public

JOSEPH W. DOYLE
NORFOLK COUNTY
MY COMMISSION EXPIRES
AUGUST 22, 2008

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- _ (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L. A. FERRELLI & COMPANY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

LIBERFARB & SUSSMAN

CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Owner of
L. A. Ferrelli & Company
Revere, MA

We have audited the accompanying statement of financial condition of L. A. Ferrelli & Company (a sole proprietor) as of September 30, 2002 and the related statements of income, changes in owner's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. A. Ferrelli & Company at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Liberfarb & Sussman

Norwood, Massachusetts
October 17, 2002

L. A. FERRELLI & COMPANY

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash	$ 9,705
Receivable from broker-dealers and clearing organizations	1,191
Other assets	150
	$ 11,046

LIABILITIES AND OWNER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 44
Owner's Equity	11,002
	$ 11,046

The accompanying notes are an integral part of these financial statements.

L. A. FERRELLI & COMPANY

STATEMENT OF INCOME

For the Year Ended September 30, 2002

Revenues:		
Commissions	$	7,401
Interest		131
		7,532
Expenses:		
Communications and data processing		632
Other expenses		5,416
		6,048
Net Income	$	1,484

The accompanying notes are an integral part of these financial statements.

L. A. FERRELLI & COMPANY

STATEMENT OF CHANGES IN OWNER'S EQUITY

For the Year Ended September 30, 2002

Balance at October 1, 2001	$	12,678
Net Income		1,484
Withdrawal of Capital		(3,160)
Balance at September 30, 2002	$	11,002

The accompanying notes are an integral part of these financial statements.

L. A. FERRELLI & COMPANY

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2002

Cash flows from operating activities:			
Net income		$	1,484
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	896		
Decrease in Receivable from brokers-dealers	253		
Decrease in Accounts payables	(5)		
Net cash from operating activities			2,628
Cash Flows From Financing Activities			
Capital withdrawals			3,160
Decrease in Cash			(532)
Cash at beginning of the year			10,237
Cash at end of the year		$	9,705
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest		$	0
Income Taxes		$	0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

L. A. FERRELLI & COMPANY

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company is a Massachusetts sole proprietor, and serves as a broker/dealer in securities. Commission revenue and expenses are recorded on a settlement date basis.

Equipment
Equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the fiscal year ending September 30, 2002 was $190.

Start Up Costs
Costs incurred to start the company are capitalized. Amortization expense is computed using the straight-line method over five years. Amortization expense for the fiscal year ending September 30, 2002 was $706.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes
The Company is a sole proprietorship and is not subject to federal and state income taxes.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $9,695 at September 30, 2002, which exceeds required net capital of $5,000 by $4,695. The ratio of aggregated indebtedness to net capital at September 30, 2002 was .45%

L. A. FERRELLI & COMPANY

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2002

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Owner of
L. A. Ferrelli & Company
Revere, MA

We have audited the accompanying financial statements of L. A. Ferrelli & Company as of and for the year ended September 30, 2002, and have issued our report thereon dated October 17, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liberfarb & Sussman
Norwood, Massachusetts
October 17, 2002

SCHEDULE I

L. A. FERRELLI & COMPANY

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 44	
TOTAL AGGREGATE INDEBTEDNESS	$ 44	
NET CAPITAL:		
Total Owner's Equity		$ 11,002
ADJUSTMENTS TO NET CAPITAL:		
Other assets		(150)
12 B-1 fees		(1,157)
		(1,307)
Net Capital, as defined		$ 9,695
NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 4,695
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.45%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of September 30, 2002)		
Net capital as reported in Company's Part IIA (unaudited)		
FOCUS Report		$ 9,695
Increase in net worth		-
Increase in non-allowable assets		-
Net capital per above		$ 9,695

SCHEDULE II

L. A. FERRELLI & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2002

L. A. Ferrelli & Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To The Owner of
L. A. Ferrelli & Company
Revere, MA

In planning and performing our audit of the financial statements and supplemental schedules of L. A. Ferrelli & Company (the Company), for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liberfarb & Sussman
Norwood, Massachusetts
October 17, 2002